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                           April 19, 2021

       Jeff Epstein
       Co-Chief Executive Officer
       Apex Technology Acquisition Corporation
       533 Airport Blvd, Suite 400
       Burlingame, CA 94010

                                                        Re: Apex Technology
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-252712

       Dear Mr. Epstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed April 2,
2021

       The Background of the Business Combination, page 96

   1. We note the revisions made in response to prior comment 1. Please revise to disclose the various multiples
calculated for both AvePoint and the comparable companies, including a discussion of how
AvePoint's enterprise value was calculated for the purpose of these analyses.
       Results of Operations
       Comparison of Years Ended December 31, 2020 and December 31, 2019 Revenue, page 207

   2. We note your expanded disclosures in response to prior comment 5. Please remove your
 Jeff Epstein
FirstName   LastNameJeff Epstein
Apex Technology    Acquisition Corporation
Comapany
April       NameApex Technology Acquisition Corporation
       19, 2021
April 219, 2021 Page 2
Page
FirstName LastName
         "Total Subscription" subtotal line item. In this regard, we note On-premises/hybrid software licenses are not subscriptions. Refer to ASC 606-10-55-54(a). Similarly, revise your discussion of revenue on pages 208 and 211 to reflect the removal of the Total
         Subscription subtotal.
Critical Accounting Policies and Estimates
Equity-Based Compensation, page 222

3. Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio described in the
         Business Combination Agreement.
General

4.       You announced that AvePoint   s Board of Directors has authorized a
share purchase
         program pursuant to which AvePoint may purchase up to $20.0 million of Apex
         Technology Acquisition Corporation common stock until the date on
which Apex   s S-4
         Registration Statement is declared effective. In addition, you disclosed that a PIPE transaction will also be conducted in connection with the business combination. Please provide us with the details of the share purchase program. Provide an analysis for the following:

                Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Ensure your analysis includes a discussion of whether you are a "covered person" pursuant to Rule 14e-5(c)(3)(iv); and

                Explain how you intend to conduct such purchases/transactions so as to comply with the trading prohibitions of Rules 101 and 102 under the Exchange Act. Ensure your analysis includes, among other things, a discussion of how you calculate the
              applicable    restricted periods    pursuant to Rule 100 of
Regulation M for both the de-
              SPAC/merger distribution, as well as the PIPE distribution. Also, please clarify and confirm whether you intend to rely on the safe harbor protection under Rule 10b-18 in making the open market purchases and, if so, please explain to us how you intend to structure such purchases so as to comply with the specific provisions of the safe
              harbor in Rule 10b-18, particularly the    merger exclusion
provision in paragraph
              (a)(13)(iv).

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions
 Jeff Epstein
Apex Technology Acquisition Corporation
April 19, 2021
Page 3

regarding comments on the financial statements and related matters. Please contact Mitchell
Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                           Sincerely,
FirstName LastNameJeff Epstein
                                                    Division of Corporation
Finance
Comapany NameApex Technology Acquisition Corporation
                                                    Office of Technology
April 19, 2021 Page 3
cc:       Brian D. Paulson
FirstName LastName